

Mail Stop 3561

September 18, 2015

Terrance G. Finley
Chief Executive Officer
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

> **Re:** **Books-A-Million, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2015**
> **File No. 000-20664**
> **Schedule 13E-3**
> **Filed August 21, 2015 by Books-A-Million, Inc., Anderson BAMM Holdings, LLC, Clyde B. Anderson, Terrence C. Anderson, Charles C. Anderson, Hilda B. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Charles C. Anderson, III, Harold M. Anderson, Hayley Anderson Milam, Kayrita M. Anderson, Ashley Ruth Anderson, The Ashley Anderson Trust, Terrance G. Finley, R. Todd Noden, James F. Turner, Lauren A. Anderson Irrevocable Trust, Olivia Barbour Anderson 1995 Trust, Alexandra Ruth Anderson Irrevocable Trust, First Anderson Grandchildren's Trust FBO Charles C. Anderson, III, First Anderson Grandchildren's Trust FBO Hayley E. Anderson, First Anderson Grandchildren's Trust FBO Lauren A. Anderson, Second Anderson Grandchildren's Trust FBO Alexandra R. Anderson, Third Anderson Grandchildren's Trust FBO Taylor C. Anderson, Fourth Anderson Grandchildren's Trust FBO Carson C. Anderson, Fifth Anderson Grandchildren's Trust FBO Harold M. Anderson, Sixth Anderson Grandchildren's Trust FBO Bentley B. Anderson, The Charles C. Anderson Family Foundation, The Joel R. Anderson Family Foundation, The Clyde and Summer Anderson, Foundation, Family Acquisition Holdings, Inc., and Family Merger Sub, Inc.**
> **File No. 005-43790**

Dear Mr. Finley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, providing the requested information, or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any response or any amendment you may file in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please fill in all blanks and include all information as of the most reasonable practicable date.

Cover Page

2. Please name the individuals who are considered officers of your company "determined in accordance with Section 16(a) of the Exchange Act."

3. Please mark the cover page and your form of proxy card as preliminary.

Summary Term Sheet, page 1

4. Please disclose how Yogurt Mountain Holdings, LLC is "included in your retail operations." Please disclose whether Yogurt Mountain Holdings is your subsidiary and whether you consolidate the results of Yogurt Mountain Holdings in your results of operations.

Conditions to the Merger, page 2

5. Please provide an update to your disclosure relating the solvency opinion.

Reasons for the Merger, page 3

6. We note that the caption of this section refers to the fairness of the merger but the disclosure does not. Please provide a summary of the fairness determination made by each filing person.

Opinion of Financial Advisor to the Special Committee, page 3

7. Please disclose in page 1 and here the "certain family members and related parties" that are included in the "Anderson Family" and "Anderson Group." Please also disclose the identities of the owners of Parent, holders entering into rollover or management rollover agreements and "each of their respective affiliates" referenced in (ii) of this section.

Special Factors

Background of the Merger, page 15

8. Please disclose the factors motivating the Board to consider strategic alternatives in June 2011. Please also clarify the scope of the prospective transactions that the Board was open to considering, and disclose whether the Board knew at the time that the Anderson family would be unwilling to sell its shares.

9. We note references in this section to "certain members of the Anderson family" or "representatives of the Anderson family." Please identify by name all parties that were involved in the deliberations that you discuss in this section or tell us why you do not believe you are required to do so.

10. Please disclose the reasons the Special Committee rejected that Anderson Family's April 2012 proposal.

11. Please disclose in greater detail how the Anderson Family arrived at its initial bid proposal of $3.05 per share in 2012 and why it lowered its bid to $2.75 per share in in 2015.

12. Please revise the January 30 and February 24, 2015 entry to describe all of the authority granted to the special committee instead of listing some authority "among other things."

13. We note your disclosure on page 17 that the Special Committee determined that the past services performed by Houlihan Lokey for the Anderson Family would not present a conflict of interest with respect to this transaction. Please discuss the factors considered by the Special Committee that led to this determination.

14. Please file the various real estate appraisals provided to Houlihan Lokey as exhibits to the Schedule 13E-3 or provide us your analysis explaining why you do not believe they should be filed. Also, provide a description of the reports in the appropriate section of the document. See Items 1015 and 1016 of Regulation M-A.

15. We note your disclosure on pages 19-20 that the Special Committee weighed "the advantages and disadvantages of various approaches to formulating a response (or no response) to the proposal by the Anderson family." Please briefly discuss the approaches considered and advantages or disadvantages of each that were considered. In addition, please briefly describe how the Special Committee arrived at the figure of $3.36 per share as a counterproposal.

16. We note your disclosure on page 22 that the Special Committee was given a presentation by King & Spalding on May 28, 2015 regarding the revised draft of the Merger Agreement and that the Special Committee asked questions of King & Spalding

throughout the presentation and suggested revisions. Please revise to briefly summarize the content of the presentation and any questions or revisions made by the Special Committee.

17. We note your disclosure on page 22 that Houlihan Lokey reaffirmed "Party Y's interest in acquiring 100% of the shares of the Company at $4.21 per share in cash, subject to several conditions, as discussed above." Given that Party Y made more than one proposal to acquire shares of the company, please clarify the conditions referenced here.

18. We note your disclosure on page 22 that negotiations on certain provisions and proposals took place between representatives of King & Spalding and representatives of Munger Tolles during meetings on June 4, 2015 and June 17, 2015. Please briefly discuss the proposals, provisions, and any changes thereto discussed during these meetings.

Reasons for the Merger, page 24

19. Revise the appropriate sections such that each filing person discloses why it is undertaking the going private transaction *at this time*. See Item 1013(a) of Regulation M-A.

20. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

21. We note that the special committee considered the Houlihan Lokey analyses and opinion. We also note that the board of directors considered the special committee's recommendation in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must *expressly adopt* this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Houlihan Lokey's analyses and conclusion as its own and the board adopted the special committee's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Recommendation of the Board, page 29

22. Please revise your disclosure to state whether or not the board determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders.

Opinion of the Financial Advisor to the Special Committee, page 29

23. We note the limitations on reliance by shareholders in the fairness opinion provided by Houlihan Lokey. Specifically, we note the statements that the opinion is furnished for the use of the Special Committee and "may not be used for any other purpose without Houlihan Lokey's prior written consent." Additionally, we have similar concerns with the statement that the opinion "should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party." Please have the advisor revise the opinion to remove these limitations on reliance by shareholders. Alternatively, please disclose the basis for the advisor's belief that shareholders cannot rely upon the opinion to support any claims against Houlihan Lokey arising under applicable state law.

24. Please revise your disclosure to explain the basis for each discount and growth rate used in the analyses.

25. Please revise to disclose the data underlying the results described in each analysis and to **show how** that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values and EBITDA measures for each comparable company that is the basis for the ranges of value disclosed on page 34 with respect to the Selected Companies analysis and (ii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

Purchasing Group Members' Purposes and Reasons for the Merger, page 39

26. As required by Item 1013(b) of Regulation M-A, please revise to disclose the alternatives to the current transaction that were considered by each filing party and the reason for their rejection. For example, highlight the Purchasing Group's consideration of alternatives, if any.

Position of Purchaser Group as to Fairness of the Merger, page 39

27. It does not appear that the Purchaser Group addresses in this section each of the factors listed in Item 1014 of Regulation M-A. Please discuss any unaddressed factor in reasonable detail or explain in detail why the factors were not deemed material or relevant. Please refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

28. Please revise to describe any potentially negative factors that the Purchaser Group members considered in making their fairness determination, if any.

Projected Financial Information, page 44

29. Please revise this section to describe the key assumptions relied upon by management in the preparation of the projections so that investors can have a better understanding of the basis for and limitations of these projections.

30. We note that you appear to have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line-items. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Financing, page 46

31. Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Litigation, page 50

32. Please provide any material updates regarding any pending class action suits that are challenging the merger.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 58

33. We note your disclosure that "the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates . . . . The representation, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement . . . ." Please revise to remove any implication that the Merger Agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

34. We note your disclosure that "information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosure." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible to considering whether additional specific disclosures of material information regarding material contractual provisions in the proxy statement not misleading. Please confirm that you have updated, or plan to update, your disclosure to include all material information to the extent required.

Incorporation by Reference

35. We note that you have incorporated by reference the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule 14A. According to your most recent annual report on Form 10-K, it appears unlikely that

you are eligible to incorporate by reference. As such, please revise the Schedule 14A to include the information required by Item 14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252, Dan Duchovny, Special Counsel in the Office of Mergers & Acquisitions, at 202-551-3619 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mary Ann Todd, Esq.